FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 22, 2012. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 5, 12 and 19, 2012.

Santiago, March 1, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to a General Ordinary Shareholders Meeting to be held on March 22, 2012, at 10:00 a.m., at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

1.       Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2011;

2.       Distribution of the net income for the fiscal year ended December 31, 2011, and approval of dividend N°200 in the amount of Ch$2,984740 per share, which represents 70% of the Bank’s net income for year 2011. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;

3.       Directors’ remuneration;

4.       Directors and Audit Committee’s remuneration and approval of its budget;

5.       Nomination of external auditors;

6.       Directors and Audit Committee report;

7.       Information required on article 44 of the Chilean Corporations Law regarding transactions among related entities; and

8.       Other matters pertinent to General Ordinary Shareholders Meetings according to the law and to the Bank’s by-laws.

 Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on March 22, 2012, immediately after the General Ordinary Shareholders Meeting at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

1.       Increase the Banks capital through the capitalization of 30% of the Bank´s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of $67,48 per share and distributed among shareholders, without charge, at the rate of 0,018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396;

2.       Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank and the First Transitory Article of the Bylaws; and

3.       Adopt the agreements necessary to legalize and execute the agreed upon amendments.

 Sincerely,

                                                                                              Arturo Tagle Quiroz

Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO